

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE



The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, May 3, 2005

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27



PRESS RELEASE

Embargo : May 3, 2005 at 5 pm (Brussels Time)

Important appointments for 2006 at the top of the Solvay Group

In full agreement with those concerned and in accordance with the rules of corporate governance which the company has adopted, the Board of Directors of Solvay announces the following important appointments for 2006 at the top of the Solvay Group:

1. **Chair of the Board of Directors of Solvay S.A**
   Baron Daniel Janssen, who will reach the age of 70 in April 2006, leaves the Board of Directors of Solvay S.A. and its Chair, on 9 May 2006, at the occasion of the shareholders' meeting. The Board of Directors has unanimously decided to entrust Mr Aloïs Michielsen with the Chair of the Board of Directors, as of this date. Moreover, Mr. Denis Solvay has been appointed Vice-Chairman of the Board of Directors.

2. **Chair of the Executive Committee of Solvay S.A.**
   At the eve of his 65th anniversary, Mr. Aloïs Michielsen, will leave the Executive Committee and its Chair on 9 May 2006.
   The Board of Directors has unanimously decided to entrust Mr Christian Jourquin, age 56, with the Chair of the Executive Committee as of 10 May 2006. The Board of Directors will propose to the shareholders' meeting of 2 June 2005 to appoint Mr Jourquin as director of Solvay S.A., to take effect at once.
   Mr. Jourquin is Solvay commercial engineer from the Université Libre de Bruxelles and spent his entire career working in the Group for 34 years. Presently he is a member of the Executive Committee and has been directing the Chemicals Sector for 5 years. Before that, he successfully directed important sections of the Group such as Solvay Duphar in the Netherlands from 1980 to 1990 – at that time Solvay Duphar constituted an important part of the international pharmaceutical activities of the Group –, the regional management of the Iberian Peninsula from 1990 to 1996, and the Processing Sector from 1997 to 2000.

3. **General Management of North America**
   Mr René Degrève, age 62 and since 14 years remarkable General Manager for Finance, will be appointed General Manager of North America – where he has been very active for 19 years - and will replace Mr. David Birney who will be retiring on 31 March 2006. Mr. Degrève will remain a member of the Executive Committee and will put forward his considerable qualities to contribute to the further expansion of the Solvay Group in North America.

4. **General Management for Finances of Solvay S.A.**
   In anticipation of the appointment of Mr. René Degrève as General Manager of North America, the Board of Directors has unanimously decided to appoint Mr. Bernard de Laguiche, age 45, Director General for Finances, on 1 March 2006. Mr. Bernard de Laguiche is already, and remains, a member of the Executive Committee. On the shareholders' meeting of Solvay S.A. on 2 June 2005, he will be proposed as director by direct election as of 1 March 2006, hereby replacing Mr. Degrève.
   Mr. Bernard de Laguiche is Commercial Engineer of the University of St Gallen (Switzerland). From 1984 to 1986 he worked for Sandoz and in January 1987 joined Solvay at the Central Management Finances, first in Brussels, and successively in the Federal Republic of Germany and in Great-Britain, and afterwards directed Corporate Planning. He is presently managing director of Solvay Solexis in Milan and since 1998 member of the Executive Committee.

5. **General Management of the Chemicals Sector.**
   In order to replace Mr. Christian Jourquin who will be appointed Chair of the Executive Committee, the Board of Directors has unanimously decided to appoint Mr. Vincent De Cuyper as General Manager of the Chemicals Sector and member of the Executive Committee as of 1 May 2006.
   Mr. De Cuyper is civil engineer in chemistry of the Catholic University of Louvain. He is aged 44 and has spent his entire career within the Solvay Group. He is currently General Manager of Vinythai, a company that is quoted on the stock exchange in Thailand.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82 - 2691

Embargo: Brussels, 29 April 2005 at 8:00 AM

Sales (+14%) and operating earnings (+20%) up strongly in the first quarter of 2005

- Sales (EUR 2,092 million) and results (REBIT[1], EUR 223 millions) up strongly thanks to **Chemicals** and **Plastics** activities, while the **Pharmaceuticals** sector continues its strategic development in an environment of pressure on results.
- Significant non-operating items:
  - Net capital gain of EUR 443 million on the sale of interest in the polyethylene activities to BP;
  - Negative non-recurring items of EUR 323 million.

Sales for the 1st quarter of 2005 reached EUR 2,092 million, up 14% compared to the 1st quarter of 2004. Sales of all three sectors improved: Plastics (+18%), Chemicals (+15%) and Pharmaceuticals (+4%).

REBIT (EUR 223 million) increased 20% in the 1st quarter of 2005 compared to the 1st quarter of 2004.

Beyond the improvement in operating results (REBIT, +20%), the Group's net income included significant non-operating items. On the one hand, the sale of our interest in the high density polyethylene activities to BP at the beginning of 2005 generated a net capital gain of EUR 443 million ("discontinued operations")[2]. On the other hand, the Group recorded, in "Non-recurring items" between REBIT and EBIT, provisions of EUR 340 million for various risks in the pharmaceuticals area and potential consequences of the ongoing proceedings of competition authorities concerning peroxygens. In all, the **Group net earnings** reached EUR 325 million.

Cash flow[3] reached EUR 434 million and the **net debt to equity** ratio was 22% at the end of the 1st quarter of 2005. This very healthy financial situation gives the Group the means to finance its strategy of sustainable and profitable growth, in part through strategic acquisitions, particularly that of Fournier Pharma in progress.

The **Chemical sector** results (REBIT of EUR 81 million) showed strong improvement (+138%) in the 1st quarter of 2005 compared to the 1st quarter of 2004. Markets continued to improve, which, with price increases (in soda ash, caustic soda, etc.) and tight control of costs, led to a recovery in operating margins in the context of high energy costs.

The **Plastics sector** results (REBIT of EUR 112 million) continued their growth (+56% in the 1st quarter of 2005) Specialty Polymers, major contributors to the Group results, demonstrated good performance. Vinyls showed good improvement despite high costs of raw materials and utilities.

The **Pharmaceuticals sector** results for the 1st semester of 2005 amounted to EUR 42 million (REBIT), including the compensation from Barr (EUR 8 million), the results of the sale of minor products (EUR 12 million) and the reversal of provisions that had become excessive (EUR 6 million). This compares to results of EUR 13 million in the 1st quarter of 2004, if one excludes EUR 80 million representing the initial commission on signing of agreements with Wyeth after deduction of a provision for additional research expenses. The Pharmaceuticals Sector is continuing its strategic developments in an environment of pressure on results.

As previously announced, the beginning of 2005 was good for the Group as a whole, helped by favorable markets. In addition, innovation and competitiveness efforts are bearing fruit and are being continued. We are confident for the year as a whole.

---

[1] REBIT : Recurrent Earnings Before Interest and Taxes
[2] Following the effectiveness of IFRS Rule 5 on 1 January 2005, results of discontinuing operations are not reflected in a separate segment but are recorded as a net entry, below EBIT, on a separate line in the Group results.
[3] Net income plus depreciation and amortization.

SOLVAY Group – Summary Financial Information[4]

Millions of EUR (except for per-share figures, in EUR)	1st quarter 2004[5]	1st quarter 2005	1st quarter 2004/ 1st quarter 2005 %
Sales	**1,835**	**2,092**	**+14%**
REBIT	**185**	**223**	**+20%**
Non-recurring items	+3	-323	n.s.
EBIT	188	-100	n.s.
Charges on net indebtedness	-23	-21	-9%
Income taxes	-57	+3	n.s.
"Discontinued operations"	+9	+443	n.s.
Net income of the Group	**117**	**325**	**+178%**
Net income (Solvay share)	109	320	+194%
Depreciation and amortization	105	109	+4%
REBITDA[6]	287	324	+13%
Cash flow	222	434	+95%
(per share, in EUR)			
Earnings per share[7]	**1.31**	**3.86**	+195%
Net debt to equity ratio	36%	22%	

[4] Figures subjected to limited review by Deloitte
[5] Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.
[6] REBITDA : REBIT, before recurring depreciation and amortization
[7] Calculated on the basis of the weighted average number of shares outstanding after deducting shares purchased to cover stock option programs, or a total of 82,716,030 in the 1st quarter 2004 and 82,816,924 in the 1st quarter 2005.

Notes on Solvay Group summary financial information

Non-recurring items for the 1st quarter of 2005 showed a negative balance of EUR 323 million, including, among others, a capital gain of EUR 33 million on the sale of the Group's Spanish headquarters building and, on the other hand, non-recurring provisions of EUR 340 million for various risks in the pharmaceutical area and potential consequences of the ongoing proceedings of competition authorities concerning peroxygens.

Charges on net indebtedness increased to EUR 21 million, close to that of the 1st quarter of 2004. These charges included interest paid in relation to recently issued long-term obligations that permitted establishment of a strategic financial reserve at historically low rates.

Taking into account establishment of provisions that in part are not tax-deductible, **income taxes** were a credit of EUR 3 million.

With IFRS standard 5 becoming effective on 1 January 2005, results of **discontinued operations** are not reflected in a separate segment but are recorded as a net entry, below EBIT, on a separate line in the Group results. These results represent:

- in the 1st quarter of 2004, net results of the high density polyethylene activities and the salt activities, the latter of which were sold to K+S in July 2004; and
- in the 1st quarter of 2005, the capital gain (EUR 443 million) on the sale to BP, on 6 January 2005, of Solvay's American and European interests in the high density polyethylene activities for a price on the order of EUR 1 billion.

Group net income amounted to EUR 325 million.

Net income per share in the 1st quarter of 2005 amounted to EUR 3.86, compared to EUR 1.31 for the same period of 2004.

Depreciation and amortization amounted to EUR 109 million, comparable to that for the 1st quarter of 2004.

Cash flow amounted to EUR 434 million.

Shareholders' equity amounted to EUR 3,426 million at the end of the 1st quarter of 2005, down EUR 366 million from the end of 2004, after redemption of preferred shares in the amount of 800 million EUR and net income of EUR 325 million.

Net indebtedness of the Group at 31 March 2005 (EUR 754 million) was down by EUR 40 million compared to the figure at 31 December 2005. The **net debt to equity** ratio was 22% compared to 21% at the end of 2004. This very healthy financial situation gives the Group the means to finance its strategy of sustainable and profitable growth, in part through strategic acquisitions, particularly that of Fournier Pharma in progress.

RESULTS BY SEGMENT [8]

Millions of EUR	1st quarter 2004	1st quarter 2005	1st quarter 2004/ 1st quarter 2005 %
GROUP SALES	**1835**	**2,092**	**+14%**
Pharmaceuticals	414	430	+4%
Chemicals	578	664	+15%
Plastics [9]	844	998	+18%
Non-allocated items	-	-	-
GROUP REBIT	**185**	**223**	**+20%**
Pharmaceuticals	93	42	-55%
Chemicals	34	81	+138%
Plastics [9]	72	112	+56%
Non-allocated items	-13	-12	-8%
GROUP REBITDA	**287**	**324**	**+13%**
Pharmaceuticals	107	55	-49%
Chemicals	74	119	+61%
Plastics [9]	116	159	+37%
Non-allocated items	-9	-9	-

[7] Results by segment include the results of the three sectors of the Group as well as non-allocated items.
[8] As a result of the combination of the Plastics and Processing Sectors from 1 June 2004, the results of the two old sectors are presented as a single new Plastics Sector from 1 January 2005.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

In millions of EUR (except for per share figures, in EUR)	1st quarter 2004*	1st quarter 2005
Sales	**1,835**	**2,092**
Cost of goods sold	-1,159	-1,438
Gross margin	**676**	**654**
Commercial and administrative costs	-328	-330
Research and development costs	-129	-95
Other operating gains & losses	-23	1
Other financial gains & losses	-11	-7
REBIT	**185**	**223**
Non-recurring items	3	-323
EBIT	**188**	**-100**
Charges on net indebtedness	-23	-21
Income taxes	-57	3
Discontinuing operations	9	443
Net income of the Group	**117**	**325**
Minority interests	-8	-5
Net income (Solvay share)	**109**	**320**
Earnings per share *(in EUR)*	1.31	3.86
Diluted income per share (**) *(in EUR)*	1.31	3.84

(*) Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.
(**) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

In millions of EUR	1st quarter 2004*	1st quarter 2005
Cash flow from operating activities	13	58
EBIT	188	-100
Depreciation and amortization	105	109
Changes in working capital	-322	-227
Changes in provisions	37	424
Income taxes paid	-8	-7
Others	13	-141
Cash flow from investing activities	-85	870
Acquisition/sale of investments	8	935
Acquisition/sale of assets	-77	-64
Income from investments	0	0
Changes in financial receivables	-21	-7
Effect of changes in method of consolidation	5	6
Cash flow from financing activities	-94	-881
Increase/decrease of capital	1	-800
Acquisition/sale of own shares	-20	25
Changes in borrowings	29	-7
Charges on net indebtedness	-23	-21
Dividends	-81	-78
Net change in cash and cash equivalents	-167	47
Currency translation differences	7	11
Opening cash balance	1,206	1,406
Ending cash balance	1,046	1,464

(*) Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.

CONSOLIDATED BALANCE SHEET

In millions of EUR	at 31 December 2004*	at 31 March 2005
Non-current assets	**5,172**	**5,304**
Intangible assets	221	307
Consolidation differences	156	184
Tangible assets	3,453	3,523
Other investments	591	592
Deferred tax assets	571	549
Financial receivables and other non-current assets	143	149
Current assets	**4,865**	**4,693**
Inventories	1,132	1,189
Trade receivables	1,453	1,542
Income tax receivables	117	91
Other receivables	369	407
Cash and cash equivalents	1,406	1,464
Assets designated for divestiture	425	0
TOTAL ASSETS	**10,037**	**9,997**
Total Shareholders' equity	**3,792**	**3,426**
Capital and reserves	2,882	3,306
Minority interests	910	120
Non-current liabilities	**3,863**	**4,233**
Long-term provisions	1,841	2,289
Deferred tax liabilities	136	62
Long-term financial debt	1,850	1,844
Other non-current liabilities	36	38
Current liabilities	**2,382**	**2,338**
Short-term provisions	181	174
Short-term financial debt	350	374
Trade liabilities	1,050	982
Income tax payable	143	228
Other current liabilities	658	580
TOTAL EQUITY AND LIABILITIES	**10,037**	**9,997**

(*) Financial items restated following effectiveness of IFRS Rule 5 on 1 January 2005.

STATEMENT OF CHANGES IN EQUITY

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Share-holders' equity	Third Party	Total equity
Book value at the end of the previous period (31/12/2004)	**1.269**	**14**	**2.147**	**-122**	**-507**	**81**	**2.882**	**910**	**3.792**
Income for the period			320				**320**	5	**325**
Cost of stock options			1				**1**		**1**
Changes in exchange rates					60		**60**	5	**65**
Acquisition/sale of own shares				25			**25**		**25**
Net gains and losses not recorded in the income statement						19	**19**		**19**
Other			-1				**-1**	-800	**-801**
Book value at the end of the period (31/03/2005)	**1.269**	**14**	**2.467**	**-97**	**-447**	**100**	**3.306**	**120**	**3.426**

RESULTS BY SEGMENT[10]

The following table indicates sales without elimination of sales between sectors as well as results by segment including non-recurring items (EBIT).

Millions of EUR	1st quarter 2004	1st quarter 2005	1st quarter 2004/ 1st quarter 2005 %
GROUP SALES	**1,927**	**2,224**	**+15%**
Pharmaceuticals	414	430	+4%
Chemicals	630	724	+15%
Plastics [11]	883	1,070	+21%
Non-allocated items	-	-	-
GROUP EBIT	**188**	**-100**	**n.s.**
Pharmaceuticals	92	30	-67%
Chemicals	34	78	+129%
Plastics [11]	75	112	+49%
Non-allocated items	-13	-319	n.s.

[10] Results by segment include results of the Group's 3 sectors as well as non-allocated items.
[11] Following the combination of the Plastics and Processing Sectors effective 1 June 2004, the results of the two former sectors are presented as single new sector from 1 January 2005.

ANNEX TO PRESS RELEASE
COMMENTS ON 1st quarter 2005 RESULTS OF THE SOLVAY GROUP

PHARMACEUTICALS SECTOR

Strategic developments

- ***Acceleration of strategic developments in the Pharmaceuticals Sector: acquisition of Fournier Pharma in progress, increase of growth potential thanks to strengthening of R&D programs with world-class partners, and increased operational autonomy***

In 2004, the results of the Pharmaceuticals sector entered into a transition period awaiting the promising launch of its new products.

In order to accelerate the strong and profitable growth of the pharmaceutical activities, Solvay announced in March 2005 the signature of a memorandum of understanding for the acquisition of Fournier Pharma for a price of 1.3 billion EUR. Once finalized, this transaction will add a line of important products for treatment of dyslipidemia to Solvay's commercial activities and research in the field of cardiology, making this new cardio-metabolic field Solvay's principal therapeutic focus. This transaction should add more than a third to the sales of Solvay Pharmaceuticals and immediately improve its profitability, with a potential to significantly improve performance through development of the research pipeline and through synergies.

The business also continued its expansion through two recent acquisitions: Neopharma in Sweden, the holder of rights to a new treatment (Duodopa®) for advanced Parkinsons cases, and Italmex in Mexico, a second base of pharmaceutical operations for the Group in Latin America.

In addition, Solvay currently has a rich R&D portfolio with some 30 molecules to feed the future growth of the sector. Alliances with world-class partners (Wyeth, Bristol-Myers Squibb, Quintiles) were concluded in 2004 and important steps are being taken: pursuit of Phase III trials for bifeprunox (with Wyeth and Lundbeck), passage to Phase III of SLV308 (for Parkinsons) and of cetrorelix (for endometriosis), and launch in Europe of Duodopa ®.

Registration of cilansetron in Europe is being pursued with the United Kingdom authorities. In the American procedure, Solvay Pharmaceuticals is reviewing the FDA's request for supplementary clinical trials.

Key figures

Sales by major products

In millions of EUR	1st quarter 2004	1st quarter 2005	1st quarter 2005/ 1er quarter 2004 *(In millions of EUR)*
PHARMACEUTICALS SECTOR	**414**	**430**	**+4%**
CARDIOLOGY	**45**	**54**	**+20%**
Teveten®	14	20	+43%
Physiotens®	13	13	0%
Aceon®	7	5	-29%
GASTROENTEROLOGY	**125**	**123**	**-2%**
Pantoloc®	28	31	+11%
Creon®	28	36	+29%
Duphalac®	20	21	+5%
HORMONE THERAPY	**138**	**121**	**-12%**
Androgel®	62	47	-24%
Estratest®	24	21	-13%
Prometrium®	17	15	-12%
MENTAL HEALTH	**28**	**28**	**+0%**
Serc®	23	27	+17%
Luvox®	17	21	+24%
Marinol®	17	18	+6%

Comments

- The Pharmaceutical sector's **sales** increased by +4% in EUR (+5% at constant exchange rates). In the 1st quarter of 2005, it included amounts linked to receipt of the compensation from Barr and to co-promotion agreements, as well as partner contributions to research.

  Sales in Western Europe remained stable (+1%) despite price pressures. Sales in Central and Eastern Europe experienced marked growth, as was the case in Asia (Japan, China and India), the Middle East and Latin America. NAFTA sales fell 11% (in EUR), essentially as a result of renegotiation of agreements with the primary American distributors in the second quarter of 2004, while prescriptions continued to evolve according to our expectations, as did the negative effects of the controversy over women's hormone therapy.

  Of note was the growth in cardiology products (+20%), in particular Teveten® anti-hypertensive (+43%), together with that of Pantoloc® medication for heartburn and stomach ulcers (+11%), Creon® medication for pancreatic insufficiency (+29%) and Serc® anti-vertigo medication (+17%). Androgel®, a male hormone product, registered lower sales as a result of the renegotiation of agreements with American distributors.

- The Pharmaceutical sector's **results** for the 1st quarter of 2005 amounted to EUR 42 million EUR (REBIT), including the compensation from Barr (EUR 8 million), the results of the sale of minor products (EUR 12 million) and the reversal of provisions that had become excessive (EUR 6 million). This compares to a result of 13 million EUR for the 1st quarter of 2004, if one excludes 80 million EUR representing the royalty paid on signature of the agreements with Wyeth after deduction of a provision for supplementary research expenditures.

  The Pharmaceuticals sector is continuing its strategic developments in an environment of pressure on results. Other than the usual seasonal drop in the 1st half, the operating results of the sector are feeling the effects of the reduction in inventories at American distributors (USD 15 million in sales), the weakness of the US dollar and the negative impact of the debates over women's hormone therapy. The 1st quarter of 2005 also continued to reflect generic competition for Rowasa® in the United States.

  R&D expenses in the 1st quarter of 2005 amounted to EUR 64 million (15% of sales), after deduction of contributions from partners.

The debates over hormone therapy, and in particular the publication in July 2002 of the Women's Health Initiative (WHI) study, have given rise to lawsuits in the United States against producers of female hormone therapy products. Even though our specialty products do not contain the same hormones as the products included in the WHI study, Solvay Pharmaceuticals, Inc. has been named in such suits by a few hundred individuals that have named our products.

The ongoing discussions with the FDA (Food and Drug Administration) on the administrative status of Estratest® are continuing constructively; in parallel, Solvay Pharmaceuticals, Inc. has been named in four collective lawsuits in the United States concerning this status.

The company is taking all appropriate steps to defend these cases, which it deems without merit.

CHEMICALS SECTOR

Strategic developments

- ***Pursuit of strengthened competitiveness through acquisitions, partnering and development of new applications in specialties, as well as restructuring.***

These approaches are proving important in improving the margins of the Group's chemical activities – particularly for essentials products – that are subject to intense competitive pressure. They include, among other steps, the decision to develop our activities in Asia; a project for a hydrogen peroxide mega-plant to supply production of propylene oxide in partnership with BASF at Antwerp, as well as an expansion of capacity in the United States (for the second quarter of 2005) and a project to build a plant at a new site in Chile; the previously announced capacity expansion for sodium bicarbonate in Germany; and the previously announced closing of soda ash production at Ebensee, Austria effective in 2005.

Key figures

(in millions of EUR)	Sales				REBIT change
	2004	1st quarter 2004	1st quarter 2005	1st quarter 05/ 1st quarter 04 %	1st quarter 05/ 1st quarter 04
CHEMICALS	**2,433**	**578**	**664**	**+15%**	**+138%**
Minerals cluster [12]	1,105	264	293	+11%	↗
Electrochemistry and Fluor chemicals cluster	892	208	261	+25%	↗
Oxygen cluster[13]	436	106	110	+4%	↗

Comments

- ***Improvement in Chemicals activities thanks to market recovery***

The **Chemical sector** results (REBIT of EUR 81 million) showed strong improvement (+138%) in the 1st quarter of 2005 compared to the 1st quarter of 2004. Markets continued to improve, which, with price increases (in soda ash, caustic soda, etc.) and tight control of costs, led to a recovery in operating margins in the context of high energy costs.

[12]including the Soda Ash and Derivatives, Barium and Strontium Carbonates, and Advanced Functional Materials SBUs
[13]inlcuding the Hydrogen Peroxide, Detergents and Caprolactones SBUs

- **Soda Ash** activities improved thanks to better world market conditions and actions undertaken to restore the level of margins (restructuring, improvement of competitiveness, price increases, etc.). This improvement was recorded despite a context of elevated energy costs. Specialized derivatives of soda ash, in particular bicarbonate, continued their growth. The new production line planned for Germany bears witness to an intention to continue to grow as a worldwide partner for customers for this chemical specialty. **Caustic Soda** experienced a very significant recovery thanks to higher prices and volumes, despite a recent slight lessening of the market and temporarily in our opinion, a slight pressure on prices. Despite elevated energy costs, the **Hydrogen Peroxide** activities continued their growth in most regions thanks to the strength of the paper industry. As well, **Fluor Products** continued to improve thanks to growth in the sales of Solkane® 365 mfc and certain other grades as well as Solkane® 134a.

In relation to the current inquiry by European competition authorities concerning peroxygens activities, as previously announced at the beginning of February, the Solvay Group has presented its response to the statement of objections from the European authorities. Some putative class actions have been filed in the United States; we consider them without foundation.

PLASTICS SECTOR

Strategic developments

- ***Enrichment of the portfolio and regrouping of forces:***

  The Plastics sector was characterized on the one hand by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These growing and high-added-value markets have become among the principal contributors to the Group's results. On the other hand, strong leadership, controlled growth and continued strengthening of competitiveness remain the priorities for the Vinyls pole. It is in line with this that the Thai affiliate, Vinythai, decided in the 1st quarter of 2005 to double its capacities.

Key figures

(in millions of EUR)	Sales				REBIT change
	2004	1st quarter 2004	1st quarter 2005	1st quarter 05/ 1st quarter 04 %	1st quarter 05/ 1st quarter 04
PLASTICS [14]	**3,632**	**844**	**998**	**+18%**	**+56%**
Vinyls cluster [15]	2,338	538	680	+26%	↗
Specialty Polymers and Inergy Automotive System	1,294	306	318	+4%	→

Comments

- ***Growth of Vinyls and resistance of Specialty Polymers, in an environment of increased utility and raw-material costs.***

[14] Effective 1 June 2004, the Plastics and Processing Sectors were combined in a single new Plastics Sector. This step gave the Group a more compact structure and the activities a closer link.
[15] Including the Vinyls, Performance Compounds, Industrial Films and Pipelife (pipes and fittings) SBUs

The **Plastics sector** results (REBIT of EUR 112 million) continued their growth (+56% in the 1st quarter of 2005) Specialty Polymers, major contributors to the Group results, demonstrated good performance. Vinyls showed good improvement despite high costs of raw materials and utilities.

In **Specialty Polymers**, particularly noteworthy were the strong demand in polysulfones and good volumes in fluorinated polymers. However, the demand in certain markets (such as automotive and electronics) slowed, and the trend in the US dollar and the yen compared to the euro weighed on margins. Specialty Polymers remained among the principal contributors to the Group's results.

The **Vinyls** results for the 1st quarter of 2005 overall were up from the 1st quarter of 2004 thanks especially to more favorable margins in the three regions where Solvay is active (Europe, Asia and Mercosur). Compared to the end of 2004, the 1st quarter of 2005 exhibited a slight weakening of demand in several markets, under the combined effect of normal seasonal factors and inventory destocking by customers. This situation has put pressure on PVC prices, particularly in Europe and Brazil, while ethylene remains at record levels.

The results of the **Processing** activities reflected this overall situation. Noteworthy were:

- The growth (+4%) in Inergy Automotive Systems' volumes compared to the first quarter of 2004 in a much slower automotive market;
- The good performance of Industrial Films (especially for swimming pools and medical applications)
- Globally, good volumes at Pipelife (pipes and fittings) thanks to geographic diversification and to the development of certain specialties.

* * * *

REMARKS

With the agreement of the Banking, Finance and Insurance Commission, 2004 and 2005 statements were recorded and presented in IFRS (International Financial Reporting Standards). Deloitte have conducted a limited review of the quarterly consolidated situation which closed on 31 March 2005. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

* * * *

Key dates for financial communication

- June 2, 2005 : Ordinary and Extraordinary Shareholders' Meeting
- June 9, 2005 : Payment of the balance of dividend relating to 2004
- July 29, 2005 : 6-month results 2005
- October 4, 2005 : Annual meeting with analysts and investors
- October 28, 2005 : 9-month 2005 results
- December 15, 2005 : Announcement of the interim dividend relating to 2005

To obtain further information, contact
Solvay Investor Relations
Tel. 32-2-509.60.16, Fax. 32-2-509.72.40
E-mail : investor.relations@solvay.com, Website : www.solvay-investors.com

Ce communiqué de presse est également disponible en français -
Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

PRESS RELEASE

82-2681

Embargo : April 28, 2005 at 8:30 AM (Brussels Time)

SOLVAY SOLEXIS IMPLEMENTS AWARD-WINNING POLYMERIZATION TECHNOLOGY TO SERVE INDUSTRY WITH "PSEUDOLIVING" MATERIALS FOR EXTREME APPLICATIONS

Successful launch of high-value Tecnoflon® PFR 45HT perfluoroelastomer with unique properties

Solvay Solexis announces today that it has started supplying a new grade of Tecnoflon® perfluoroelastomers created through its ground-breaking polymerization technology called "Branching & Pseudoliving" - which can generate products with properties that cannot be obtained by conventional manufacturing techniques. These high-value added materials with an extensive R&D content belong to the top of the range of polymer products and are designed for sealing solutions in extreme environments. Their outstanding performance places them in the same pricing category as certain pharmaceutical products or precious metals.

Compared with existing materials used to build fluid handling systems in critical processes, the new Tecnoflon® PFR 45HT perfluoroelastomer offers enhanced high temperature sealing, improved steam resistance, and excellent overall chemical resistance. This exceptional reliability is of paramount importance in chemical and processing industry manufacturing systems, which operate under extreme conditions - and where any imperfection in sealing may cause severe damage. Furthermore, manufacturing processes using these new materials can be simplified and still produce high-performance components, consequently allowing processors to improve the environmental reliability of their systems and to reduce shut down times as well as maintenance costs.

The new Tecnoflon® PFR 45HT perfluoroelastomer was developed as a tailor-made solution for specific, demanding applications. The Branching & Pseudoliving technology allows the creation of such complex, controlled macromolecular structures. While regular polymerization consists of the stepwise reproduction of a basic monomer molecule to create a simple linear structure, Branching & Pseudoliving is a molecular construction process that can be compared to the 'growth' of cells in living organisms. (see Note to the Editors below)

"Solvay Solexis has achieved a technological breakthrough and turned this innovation in added value for the Group and its stakeholders," noted Bernard de Laguiche, Chief Executive Officer of Solvay Solexis. "This is a shining example of Solvay's strategy aiming at ensuring sustainable, profitable growth through innovation and competitiveness," he said.

"Tecnoflon® perfluoroelastomers are unrivalled in the chemical and processing industry, where we believe they will satisfy a very strong demand," stressed Vincenzo Morici, General Manager of the Strategic Business Unit Specialty Polymers of the Solvay Group. "Beyond this large potential market, Solvay Solexis is now working on the development of more ground-breaking materials using B&P, for other demanding applications," he said.

The development and successful implementation of Branching & Pseudoliving technology is a textbook example of Solvay's innovation policy, whose key ingredients include clear strategic guidance as well as fruitful and challenging interaction with external partners.

Solvay Solexis' Branching & Pseudoliving technology was distinguished by the Solvay Innovation Trophy (SIT), a contest aiming at rewarding new ideas which generate value for the Group and its stakeholders. 134 projects entered the last SIT contest, demonstrating the dynamism of the Group's innovation strategy, and were scrutinized by a jury consisting of an equal number of in-house experts and prominent independent personalities.

Solvay Solexis, an international leader in the fluorinated materials market, is part of the Strategic Business Unit Specialty Polymers of the Solvay group. It employs approximately 2,000 people and operates worldwide through seven companies in Italy, France, Japan, Brazil, China, Korea and the United States. Solvay Solexis is headquartered in Bollate (Milano, Italy), which also hosts its main R&D facility, with 300 researchers. (www.solvaysolexis.com)

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion, generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:

SOLVAY S.A. Headquarters
MARTIAL TARDY
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Notes to the Editors:

The term **polymer** covers a large, diverse group of molecules, including substances ranging from proteins to high-performance materials. The polymers manufactured by the Solvay Group include plastics, elastomers and fluids. A polymer is a long chain of atoms, formed through the repetition an identical molecule - called monomer. This repetition occurs during polymerization, in which many monomer molecules link to each other. Until Solvay Solexis developed its new Branching & Pseudoliving polymerization technology, the properties of a polymer (such as flexibility, or resistance) were essentially determined by the type of monomer used in the polymerization process.

Perfluoroelastomers such as the ones in Solvay Solexis' Tecnoflon® range are a special class of fluorinated polymers which have the ability to resume their original shape when a deforming force is removed. They are designed for demanding sealing applications in aggressive chemical and high heat environments – in the car racing, aerospace, pharmaceutical, semiconductor or chemical and processing sectors among others.

Branching & Pseudoliving is a Solvay Solexis proprietary polymerization technology which allows the preparation of fluoropolymers with controlled macromolecular structure, leading to products with properties not obtainable by conventional techniques. Branching & Pseudoliving takes advantage of the fact that in the presence of a special iodine compound, polymerization behaves as a living polymerization, with a continuous stepwise growth of the polymer molecules. Moreover, the reaction with a fluorinated diolefin leads to a controlled branching. The combination of these two concepts - pseudo-living and controlled branching – allowed Solvay Solexis to generate the first fluoropolymers whose morphology can be adjusted to obtain complex molecular architectures.

Solvay Solexis' Branching & Pseudoliving materials: Thanks to their controlled morphology, besides better mechanical and sealing properties, the new polymers created through Branching & Pseudoliving can also be more easily processed into molded items used mainly for sealing applications in aggressive environments, for instance in the car racing, aerospace and chemical industries. The polymer easily fills elaborate molds and thus complex items can be molded using automatic techniques such as injection molding - which cannot be used with conventional peroxide curable fluoroelastomers. In addition, due to the improved structure of the material, processing can be simplified and processing times considerably reduced – and still generate components with the required performance.



PRESS RELEASE

82-2681

Embargo : April 5, 2005 at 8:30 am (Brussels Time)

SOLVAY TO LAUNCH SODIUM BICARBONATE PRODUCTION IN BERNBURG (GERMANY)

New Plant to Serve North-Eastern Europe with Competitive, Environmentally-Friendly Specialty

Solvay confirms today that it will start manufacturing sodium bicarbonate at its Bernburg, Germany site at the end of 2005 - consequently confirming its position as a major European and global competitor for the production of this chemical specialty with exceptional properties.

Sodium bicarbonate is marketed by Solvay under the brand name BICAR® for a wide variety of fast-growing applications. In particular, it contributes substantially to the protection of the environment with the NEUTREC® process, developed by Solvay for flue gas treatment. Moreover, special grades of BICAR®, manufactured in accordance with stringent pharmaceutical requirements, can be used in several pharmaceutical and paramedical applications such as the haemodialysis. Sodium bicarbonate is also traditionally used in the human and animal food industries, in detergents, fire extinguishers and most recently for the cleaning of surfaces and the removal of asbestos (BICARJET®) in buildings, etc.

As it is reinforcing the geographical coverage of markets and extending Solvay's network of dedicated BICAR® production units in the European Union, the new production line will allow Group to supply customers under competitive conditions, wherever they are in Northern and Central Europe. The new unit in Bernburg will have a nominal capacity of 100.000 tonnes per year. This is another step in Solvay's intention to develop as a global supplier for the users of sodium bicarbonate, in addition to the recent acquisition of American Soda in the United States.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

Martial Tardy

Corporate Press Officer

SOLVAY S.A. Headquarters

Tel.: ++32 2 509 72 30

E-mail: martial.tardy@solvay.com

Internet: www.solvaypress.com

Note to the editors:

Sodium bicarbonate ($NaHCO_3$) is a white crystalline or granular powder, also known as bicarbonate of soda or baking soda. This biodegradable, non-toxic specialty is often described as a "miracle" product owing to the variety of its home uses: baking, cleaning, deodorizing, water softening, tooth whitening, digestion aid, etc... The wide range of domestic and industrial applications results from the intrinsic features of sodium bicarbonate, which include antacid, effervescent and mildly abrasive properties. It can be obtained from a mineral – trona – or synthesized from salt and limestone.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82-2681

Embargo : March 24, 2005 at 8:15 AM (Brussels Time)

SOLVAY SIGNS AGREEMENT AIMING AT ACQUISITION OF FOURNIER PHARMA

A major strategic move to accelerate sustainable, profitable growth

Solvay announced today that it has signed a memorandum of understanding with the shareholders of Fournier Pharma, with the aim of acquiring 100% of the company for EUR 1.3 billion in cash. The confirmation of Solvay's intention to integrate the global leader in fenofibrate, a successful cardio-metabolic product for treating raised blood lipids, is subject to a detailed review of the company which will be carried out in the next four weeks. Pending satisfactory outcome of this complementary due diligence, approval from the relevant authorities and appropriate employee information procedures, the acquisition could be completed during the summer 2005.

The integration of Fournier Pharma would add a strong and unique product line in dyslipidemia (i.e. control of cholesterol and triglycerides) to Solvay's cardiology business and research pipeline, making this new cardio-metabolic area Solvay's largest franchise. Fournier Pharma's other smaller fields of activity include gynecology, gastroenterology and psychiatry – all of which match Solvay's own therapeutic choices. The transaction would expand Solvay Pharmaceuticals' business by more than one third in terms of sales and immediately enhance the Group's profitability, with a potential for significantly improved performance through pipeline development and synergies.

Fournier Pharma is experiencing solid growth worldwide with a rapid development of income stemming from the United States, thanks to an agreement on fenofibrate-products with Abbott Laboratories, (under the brand name TriCor®) which would continue after the acquisition. In the mean time, TriCor® has become a blockbuster. Fournier Pharma is successfully launching innovative developments with proven therapeutic benefits of its well-proven leading therapy. Fournier Pharma is also developing promising new products, such as new combinations of fenofibrate with other molecules and intended for novel indications and has additional pipeline projects in different disease areas. Fournier Pharma's expertise and research are a promising and well-fitting addition to Solvay's already rich R&D pipeline.

The alliance of both companies' projects would be supported by a substantial R&D budget, of about EUR 370 million pro forma on the basis of 2004 figures for the new combined entity.

"Solvay's strategy focuses on sustainable and profitable growth in selected areas of pharmaceuticals, chemicals and plastics," stated Aloïs Michielsen, chairman of the Executive Committee of the Solvay Group. "The acquisition of Fournier Pharma would be an excellent and well-timed opportunity to accelerate the growth and profitability of our pharmaceuticals business, which we further expect to gain tremendous momentum when the full potential of the combined R&D pipeline kicks in," Michielsen said.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122

E-mail:roger.bickerstaffe@solvay.com

.../...

FOURNIER PHARMA is an international privately owned research-based pharmaceutical company headquartered in France, with operations in 30 countries. The company focuses on dyslipidemia with significant upside in the prevention of cardiovascular events and potential in metabolic disorders. A successful and innovative product development policy has grown Fournier Pharma's fenofibrate into a blockbuster drug, notably through a successful partnership with Abbott in the United States, while the company's R&D pipeline is generating promising new compounds. In 2004, 75% of its turnover was achieved outside France, while consolidated turnover amounted to MEUR 593, with Recurring Earnings before Interests and Taxes (REBIT) of MEUR 138. Fournier Pharma employs some 3,300 people. See www.fournierpharma.com

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs nearly 8,000 people worldwide.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Notes to the editors

Cholesterol: Blood contains several lipids – or fats – of which cholesterol and triglycerides are the major ones. Both types have important functions in the body. Cholesterol is an essential component of cell membranes and the starting molecule for the production of certain hormones. Triglycerides (TG) are the major components of fat tissue in the body and are essential for the body's energy metabolism. Lipids can only be transported in the blood when they are attached to proteins. Together they form the so called lipoproteins. Depending on their protein/lipid ratio these lipoproteins are categorised in high density lipoproteins (HDL), low density lipoproteins (LDL) and very low density lipoproteins (VLDL). HDL and LDL are the main transporters of cholesterol.

Dyslipidemia is an abnormal concentration of lipids in a person's blood. The three main lipids are LDL-C ("bad" cholesterol), HDL-C ("good" cholesterol) and TG (triglycerides). Prevalence of dyslipidemia ranges from 20% to 50% in the Western population. There is a strong correlation between dyslipidemia and cardiovascular diseases (CVD): over 50% of US patients suffering from CVD have elevated LDL levels. In particular, high levels of LDL have been recognized as a major risk factor for coronary heart disease.

Treatment of dyslipidemia: Four classes of drugs are commonly used to lower cholesterol: statins, fibrates, bile acid sequestrants and nicotinic acid. Statins have the highest market share, but there is an increasing tendency for combination therapy because one drug is often not enough to lower LDL to normal levels and combinations allow treatment more specifically suited to individual patients' needs.

Fenofibrate: Therapeutic doses of Fournier Pharma's main product fenofibrate (TRICOR®/LIPANTHYL®) produces elevation of the "good" HDL cholesterol, a reduction in the content of the "bad" LDL cholesterol, and a substantial reduction in triglycerides. The active ingredient in fenofibrate is fenofibric acid. Fenofibric acid inhibits the synthesis of cholesterol as well as enhancing its elimination as bile salts, while in addition both inhibiting the synthesis of triglycerides and enhancing their breakdown.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

PRESS RELEASE

82-2691

Embargo : March 16, 2005 at 8:30 AM (Brussels Time)

CETRORELIX PROGRESSES TO FULL DEVELOPMENT IN SOLVAY PHARMACEUTICALS FOR THE TREATMENT OF ENDOMETRIOSIS IN WOMEN

SOLVAY PHARMACEUTICALS has decided to undertake full Phase III development with cetrorelix for the treatment of endometriosis in women. Cetrorelix is a gonadotrophin releasing hormone antagonist (GnRH antagonist, also known as LHRH antagonist or luteinising hormone releasing hormone antagonist) licensed from AETERNA ZENTARIS. Phase II clinical studies in endometriosis have demonstrated promising benefits and a good safety and tolerability profile. Full development is expected to allow registration submissions to be made in 2008 with first launches from 2009.

SOLVAY PHARMACEUTICALS has an established franchise in women's health and cetrorelix has the potential to swell this with a new indication for which there is considerable clinical need. Both patients and their doctors want new and better treatments for endometriosis and Solvay Pharmaceuticals is aiming to meet this expectation.

The active ingredient in cetrorelix is a modified decapeptide manufactured by PEPTISYNTHA, a Brussels, Belgium company owned by SOLVAY PHARMACEUTICALS.

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. It currently employs nearly 8,000 people.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 294 477 242
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com

Note to the editors :

Endometriosis is a condition in which endometrial cells, normally found only inside the uterus as its lining cells, 'escape' to other places. They can embed and survive outside the uterus, typically within the cavity lining the abdomen. They can cause abdominal pain and involuntary infertility. There is a high unmet clinical need, as current treatments have unfavourable profiles and are not suitable for long term use or have relatively low efficacy. It is estimated that around 8% of women will be affected by endometriosis at some time in their life.

82-2691

Embargo : February 28, 2005 at 8:30 AM (Brussels Time)

VINYTHAI: SOLVAY'S VINYLS AFFILIATE IN THAILAND EXPANDS UPSTREAM CAPACITY & SECURES FEEDSTOCK SUPPLY

Following Vinythai's decision to double its Vinyl Chloride Monomer (VCM) production, Solvay has announced today that the Board of its Thai vinyls affiliate has now decided to fully integrate upstream by also doubling the Chlorine and Ethylene Di-Chloride (EDC) production capacity at its plant in Map Ta Phut. The project, which is based on the latest bipolar membrane technology, is estimated to cost roughly Baht 2,300 million (MEUR 45). The total cost of this additional expansion together with the previously announced expansion of the VCM will be approximately Baht 4,600 million.

Construction will begin in mid-2005 with production expected to commence at the end 2006. The expansion will double Vinythai's current Chlorine capacity of 120,000 tpa to 240,000 tpa and current EDC capacity of 160,000 tons per year (tpa) to 320,000 tpa. This new EDC capacity will be the major feedstock for the 200,000 tpa VCM expansion project, mentioned above, which is expected to start production in September 2006.

As a result of this expansion, the total production capacity of Caustic Soda will also increase from 133,000 tpa to 266,000 tpa. These quantities will serve the growing demand from the local market while excess product will be exported.

By integrating upstream its VCM production to Chlorine and EDC, the Company is strengthening its cost effectiveness to ensure sustainable and growing profitability in a competitive market. The Company's Board of Directors believes that this expansion will reinforce Vinythai's position as a key player in the Asian vinyl industry and add significant value for the Company and its shareholders.

The expansion project is subject to the approval from Vinythai's bondholders and the environment impact assessment authorities.

The ethylene requirement for the expanded capacity is expected to be sourced from Thai Olefins Public Company Limited (TOC) which, in return will be provided the opportunity to invest in a 20% equity stake in Vinythai through an equity private placement offering. Solvay will keep its position as a reference shareholder of Vinythai after the integration of TOC as a shareholder.

Vinythai is a listed company on the Stock Exchange of Thailand; the stock is included in the SET 50 Index. The major shareholders are Solvay, S.A of Belgium and the Charoen Pokphand Group companies of Thailand, currently holding 46.4% and 25.9% respectively. VNT is the third largest vinyls producer in South East Asia. It currently has a fully integrated PVC production capacity of 210,000 tpa.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: +32 2 509 72 30
Email: martial.tardy@solvay.com
Internet: www.solvaypress.com

Cheeranorawanich Sompot
Corporate Affairs and Communication
Vinythai
Tel.: +66 2 240 24 25 Ext. 3117
Email : cheeranorawanich.sompot@solvay.com
Internet : www.vinythai.co.th

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Embargo : March 16, 2005 at 8:30 AM (Brussels Time)

CETRORELIX PROGRESSES TO FULL DEVELOPMENT IN SOLVAY PHARMACEUTICALS FOR THE TREATMENT OF ENDOMETRIOSIS IN WOMEN

SOLVAY PHARMACEUTICALS has decided to undertake full Phase III development with cetrorelix for the treatment of endometriosis in women. Cetrorelix is a gonadotrophin releasing hormone antagonist (GnRH antagonist, also known as LHRH antagonist or luteinising hormone releasing hormone antagonist) licensed from AETERNA ZENTARIS. Phase II clinical studies in endometriosis have demonstrated promising benefits and a good safety and tolerability profile. Full development is expected to allow registration submissions to be made in 2008 with first launches from 2009.

SOLVAY PHARMACEUTICALS has an established franchise in women's health and cetrorelix has the potential to swell this with a new indication for which there is considerable clinical need. Both patients and their doctors want new and better treatments for endometriosis and Solvay Pharmaceuticals is aiming to meet this expectation.

The active ingredient in cetrorelix is a modified decapeptide manufactured by PEPTISYNTHA, a Brussels, Belgium company owned by SOLVAY PHARMACEUTICALS.

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. It currently employs nearly 8,000 people.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 294 477 242
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com

Note to the editors :
Endometriosis is a condition in which endometrial cells, normally found only inside the uterus as its lining cells, 'escape' to other places. They can embed and survive outside the uterus, typically within the cavity lining the abdomen. They can cause abdominal pain and involuntary infertility. There is a high unmet clinical need, as current treatments have unfavourable profiles and are not suitable for long term use or have relatively low efficacy. It is estimated that around 8% of women will be affected by endometriosis at some time in their life.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Embargo : March 24, 2005 at 8:15 AM (Brussels Time)

SOLVAY SIGNS AGREEMENT AIMING AT ACQUISITION OF FOURNIER PHARMA

A major strategic move to accelerate sustainable, profitable growth

Solvay announced today that it has signed a memorandum of understanding with the shareholders of Fournier Pharma, with the aim of acquiring 100% of the company for EUR 1.3 billion in cash. The confirmation of Solvay's intention to integrate the global leader in fenofibrate, a successful cardio-metabolic product for treating raised blood lipids, is subject to a detailed review of the company which will be carried out in the next four weeks. Pending satisfactory outcome of this complementary due diligence, approval from the relevant authorities and appropriate employee information procedures, the acquisition could be completed during the summer 2005.

The integration of Fournier Pharma would add a strong and unique product line in dyslipidemia (i.e. control of cholesterol and triglycerides) to Solvay's cardiology business and research pipeline, making this new cardio-metabolic area Solvay's largest franchise. Fournier Pharma's other smaller fields of activity include gynecology, gastroenterology and psychiatry – all of which match Solvay's own therapeutic choices. The transaction would expand Solvay Pharmaceuticals' business by more than one third in terms of sales and immediately enhance the Group's profitability, with a potential for significantly improved performance through pipeline development and synergies.

Fournier Pharma is experiencing solid growth worldwide with a rapid development of income stemming from the United States, thanks to an agreement on fenofibrate-products with Abbott Laboratories, (under the brand name TriCor®) which would continue after the acquisition. In the mean time, TriCor® has become a blockbuster. Fournier Pharma is successfully launching innovative developments with proven therapeutic benefits of its well-proven leading therapy. Fournier Pharma is also developing promising new products, such as new combinations of fenofibrate with other molecules and intended for novel indications and has additional pipeline projects in different disease areas. Fournier Pharma's expertise and research are a promising and well-fitting addition to Solvay's already rich R&D pipeline.

The alliance of both companies' projects would be supported by a substantial R&D budget, of about EUR 370 million pro forma on the basis of 2004 figures for the new combined entity.

"Solvay's strategy focuses on sustainable and profitable growth in selected areas of pharmaceuticals, chemicals and plastics," stated Aloïs Michielsen, chairman of the Executive Committee of the Solvay Group. "The acquisition of Fournier Pharma would be an excellent and well-timed opportunity to accelerate the growth and profitability of our pharmaceuticals business, which we further expect to gain tremendous momentum when the full potential of the combined R&D pipeline kicks in," Michielsen said.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122

E-mail:roger.bickerstaffe@solvay.com

.../...


SOLVAY

PRESS RELEASE

82-26 81

Embargo : April 5, 2005 at 8:30 am (Brussels Time)

SOLVAY TO LAUNCH SODIUM BICARBONATE PRODUCTION IN BERNBURG (GERMANY)

New Plant to Serve North-Eastern Europe with Competitive, Environmentally-Friendly Specialty

Solvay confirms today that it will start manufacturing sodium bicarbonate at its Bernburg, Germany site at the end of 2005 - consequently confirming its position as a major European and global competitor for the production of this chemical specialty with exceptional properties.

Sodium bicarbonate is marketed by Solvay under the brand name BICAR® for a wide variety of fast-growing applications. In particular, it contributes substantially to the protection of the environment with the NEUTREC® process, developed by Solvay for flue gas treatment. Moreover, special grades of BICAR®, manufactured in accordance with stringent pharmaceutical requirements, can be used in several pharmaceutical and paramedical applications such as the haemodialysis. Sodium bicarbonate is also traditionally used in the human and animal food industries, in detergents, fire extinguishers and most recently for the cleaning of surfaces and the removal of asbestos (BICARJET®) in buildings, etc.

As it is reinforcing the geographical coverage of markets and extending Solvay's network of dedicated BICAR® production units in the European Union, the new production line will allow Group to supply customers under competitive conditions, wherever they are in Northern and Central Europe. The new unit in Bernburg will have a nominal capacity of 100.000 tonnes per year. This is another step in Solvay's intention to develop as a global supplier for the users of sodium bicarbonate, in addition to the recent acquisition of American Soda in the United States.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Note to the editors:
Sodium bicarbonate ($NaHCO_3$) is a white crystalline or granular powder, also known as bicarbonate of soda or baking soda. This biodegradable, non-toxic specialty is often described as a "miracle" product owing to the variety of its home uses: baking, cleaning, deodorizing, water softening, tooth whitening, digestion aid, etc... The wide range of domestic and industrial applications results from the intrinsic features of sodium bicarbonate, which include antacid, effervescent and mildly abrasive properties. It can be obtained from a mineral – trona – or synthesized from salt and limestone.

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